SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No.  )*
SELLAS Life Sciences Group, Inc.
(Name of Issuer)
Common stock, $0.0001 par value
(Title of Class of Securities)
81642T100
(CUSIP Number)
July 12, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,275,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,275,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%*

12.	TYPE OF REPORTING PERSON

IA

* See Item 4(a) regarding certain Pre-Funded Warrants and Common Warrants subject to Warrant Blockers (each as defined herein.)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,275,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,275,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%*

12.	TYPE OF REPORTING PERSON

PN

* See Item 4(a) regarding certain Pre-Funded Warrants and Common Warrants subject to Warrant Blockers (each as defined herein.)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ari Zweiman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,275,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,275,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%*

12.	TYPE OF REPORTING PERSON

IN

* See Item 4(a) regarding certain Pre-Funded Warrants and Common Warrants subject to Warrant Blockers (each as defined herein.)

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of July 23, 2018.
Item 1(a).	Name of Issuer:
SELLAS Life Sciences Group Inc. ("Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
315 Madison Avenue, 4th Floor, New York, NY 10017
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
•	683 Capital Management, LLC,
•	683 Capital Partners, LP and
•	Ari Zweiman.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 3 Columbus Circle, Suite 2205, New York, NY 10019.
Item 2(c).	Citizenship:
683 Capital Management, LLC is a Delaware limited liability company.  683 Capital Partners, LP is a Delaware limited partnership.  Ari Zweiman is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common stock, $0.0001 par value (the "Common Stock")
Item 2(e).	CUSIP Number:
363256157
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
As of July 23, 2018, 683 Capital Partners, LP beneficially owned 1,275,000 shares of Common Stock, subject to the Warrant Blockers (as defined below).
683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 1,275,000 shares of Common Stock beneficially owned by 683 Capital Partners, LP.
Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 1,275,000 shares of Common Stock beneficially owned by 683 Capital Management, LLC.
The Reporting Persons also hold certain of the Issuer's reported pre-funded warrants (the "Pre-Funded Warrants") and reported common warrants (the "Common Warrants"). The Reporting Persons hold (i) Pre-Funded Warrants that are exercisable into 625,000 shares of Common Stock and (ii) Common Warrants that are exercisable into 1,900,000 shares of Common Stock, each issuable upon the exercise of the applicable warrants. Pursuant to the terms of each of the Pre-Funded Warrants and the Common Warrants, the Reporting Persons cannot exercise either the Pre-Funded Warrants or the Common Warrants  to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Warrant Blockers"). Consequently, as of July 23, 2018, the Reporting Persons are not able to exercise any of the Pre-Funded Warrants or any of the Common Warrants due to the Warrant Blockers. The percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Warrant Blockers.
(b)	Percent of Class:
The following percentage is based on 12,999,377 shares of Common Stock outstanding as of July 12, 2018 as disclosed in the Issuer's prospectus on Form 424(B)(4) filed with the SEC on July 13, 2018, and assumes that none of the Issuer's Pre-Funded Warrants or Common Warrants are exercised.
As of July 23, 2018, each of the Reporting Persons may be deemed to have beneficially owned approximately 9.8% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i)             Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)           Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)          Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)          Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	July 23, 2018
683 CAPITAL MANAGEMENT, LLC*
By:  /s/ Ari Zweiman
      Ari Zweiman,
      Authorized Person
683 CAPITAL PARTNERS, LP*
By:  /s/ Ari Zweiman
      Ari Zweiman,
      Authorized Person
/s/ Ari Zweiman
     ARI ZWEIMAN *
*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).